UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31331 / November 5, 2014

_____

In the Matter of

SUNAMERICA SERIES TRUST, ET AL.
2919 Allen Parkway, 4th Floor
Houston, TX 77019

(812-14226)

_____

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 9(a), 13(a),
15(a) AND 15(b) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULES
6e-2(b)(15) AND 6e-3(T)(b)(15) THEREUNDER

SunAmerica Series Trust, Seasons Series Trust, Anchor Series Trust, VALIC Company I,
and VALIC Company II (each referred to herein as a "Trust," and collectively as the
"Trusts"), SunAmerica Asset Management LLC (formerly, SunAmerica Asset
Management Corp.) ("SAAMCo"), and The Variable Annuity Life Insurance Company
(together with SAAMCo and the Trusts, the "Applicants") filed an application on
October 25, 2013, and an amended and restated application on January 30, 2014, and
September 4, 2014, for an order of the Commission under Section 6(c) of the Investment
Company Act of 1940 ("1940 Act") granting exemptions from Sections 9(a), 13(a),
15(a), and 15(b) of the Act and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder. The
exemptions would apply in cases where a life insurance company separate account
supporting variable life insurance contracts ("VLI Account") holds shares of an existing
portfolio of a Trust (an "Existing Fund") or a "Future Fund," as defined below (any
Existing Fund or Future Fund is referred to herein as a "Fund", and collectively as the
"Funds"), and one or more of the following other types of investors also hold shares of
the Funds: (1) any life insurance company separate account supporting variable annuity
contracts, whether or not registered as an investment company with the Commission (a
"VA Account"), (2) any VLI Account, whether or not registered as an investment
company with the Commission, (3) the investment adviser or any subadviser to a Fund or
affiliated persons of the investment adviser or subadviser (representing seed money
investments in the Fund), (4) any general account of an insurance company depositor of
VA Accounts and/or VLI Accounts (representing seed money investments in the Fund);
and/or (5) any qualified group pension or group retirement plan administered by a trustee

outside the separate account contex. A "Future Fund" is any investment company (or investment portfolio or series thereof), other than an Existing Fund, designed to be sold to VA Accounts and/or VLI Accounts and to which the Applicants or their affiliates may in the future serve as investment advisers, investment subadvisers, investment managers, administrators, principal underwriters, or sponsors.

A notice of filing of the application was issued on October 10, 2014 (Rel. No. IC-31281). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing should be ordered. No request for a hearing has been received, and the Commission has not ordered a hearing.

The matter has been considered, and it is found that the granting of the exemptions is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Accordingly,
IT IS ORDERED, pursuant to Section 6(c) of the 1940 Act, that the requested exemptions from the provisions of Sections 9(a), 13(a), 15(a) and 15(b) of the Investment Company Act of 1940, and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder, for SunAmerica Series Trust, et al. (812-14226) be, and hereby are, granted, effective immediately.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary